FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NATIONAL BANK OF GREECE S.A.

PRESS RELEASE

Athens, 03/07/18

Completion of the transaction for the disposal

of a Portfolio of non-performing unsecured retail

and small business loans in Greece

Following the relevant announcement on June 21, 2018, National Bank of Greece informs that on July 02, 2018 it completed the disposal of a Portfolio of non-performing unsecured retail and small business loans in Greece, of an outstanding principal amount of c.€2.0 billion, to CarVal Investors and Intrum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: July 4th, 2018	/s/ Ioannis Kyriakopoulos
(Registrant)
Chief Financial Officer

Date: July 4th, 2018	/s/ George Angelides
(Registrant)
Director, Financial Division